EXHIBIT 12.1

TRANSDIGM HOLDING COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Year Ended September 30,				October 1, 2002 Through July 22, 2003	July 23, 2003 Through Sept. 30, 2003
	1999	2000	2001	2002
Earnings:

Total earnings (loss)	$(16,917)	$10,779	$14,358	$30,629	$(69,969)	$(2,788)
Income tax provision (benefit)	(2,772)	7,972	9,386	16,804	(40,701)	(2,275)

Pre Tax Earnings (loss)	(19,689)	18,751	23,744	47,433	(110,670)	(5,063)

Fixed charges:

Interest charges	22,722	28,563	31,926	36,538	28,224	9,567
Interest factor of operating rents	227	323	365	419	408	163

Total fixed charges	22,949	28,886	32,291	36,957	28,632	9,730

Earnings as adjusted	$3,260	$47,637	$56,035	$84,390	$(82,038)	$4,667

Ratio of earnings to fixed charges(1)	—	1.6	1.7	2.3	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense. Earnings were insufficient by $19,689, $110,670 and $5,063 to cover fixed charges for the fiscal year ended September 30, 1999, the period October 1, 2002 through July 22, 2003, and the period July 23, 2003 through September 30, 2003, respectively.